FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K originally filed with the Securities and Exchange Commission on July 30, 2013, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the 6-K was originally filed.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

Attached to this Report on Form 6-K/A as Exhibit 99.1 is a press release dated July 30, 2013 of Diana Containerships Inc. (the "Company") announcing the Management Discussion and Analysis of the Financial Condition and Results of Operations for the six months ended June 30, 2013.

The information contained in this Report on Form 6-K/A is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 31, 2013	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

EXHIBIT 99.1

Diana Containerships Inc.

Unless otherwise specified herein, references to the "Company" or "we" shall include Diana Containerships Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on February 20, 2013.

Management Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2013

Our Operations

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, the vessels in our fleet are employed on time charters with minimum remaining durations of between 3 and 32 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Fleet Employment Profile

The table below sets forth our fleet employment profile and gross daily time charter rates for the vessels in our current fleet as of July 29, 2013.

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Container Vessels
SAGITTA	A	$22,000	1.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13
		$7,250			15-Mar-13	15-Oct-13 - 15-Feb-14
2010 3,426
CENTAURUS	A	$7,500	3.50%	CMA CGM S.A.	13-Aug-12	13-Feb-14 - 13-Jun-14	1
2010 3,426
MALACCA	B	$21,450	1.25%	A.P. Moller - Maersk A/S	24-Jun-11	9-May-13	2
(ex Maersk Malacca)
1990 4,714
MERLION	B	$21,450	1.25%	A.P. Moller - Maersk A/S	19-Jun-11	14-May-13	3
(ex Maersk Merlion)
1990 4,714
MADRID		$21,450	1.25%	A.P. Moller - Maersk A/S	15-Jun-11	29-Apr-13	4,5
(ex Maersk Madrid)
1989 4,206
CAP DOMINGO	C	$22,750	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	6,7
(ex Cap San Marco)		$22,850			6-Feb-13	6-Feb-14
2001 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
CAP DOUKATO	C	$22,750	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	6,7
(ex Cap San Raphael)		$22,850			6-Feb-13	6-Feb-14
2002 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
APL SARDONYX	D	$24,750	1.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	7,8,9
1995 4,729
APL GARNET	D	$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	7
1995 4,729
APL SPINEL	D	$24,750	1.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	7,8,9
1996 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	7
1993 4,024

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 On June 7, 2013, the Company agreed to extend as from August 13, 2013 the initially signed charter party with CMA CGM S.A., dated August 2, 2012 for a period of minimum 6 months to maximum 10 months.

2 Vessel sold and delivered to its new owners on June 11, 2013.
3 Vessel sold and delivered to its new owners on June 07, 2013.
4 Vessel sold and delivered to its new owners on May 10, 2013.
5 A.P. Moller - Maersk A/S has agreed to compensate the owners for the early redelivery of the vessel by paying US$210,000.
6 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

7 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

8 The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.

9 Since December 28, 2012 charterers have changed to NOL Liner (Pte) Ltd.

Factors affecting our results of operations

 We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate, a non-GAAP measure, is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownerships days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the six months ended June 30, 2013 and 2012:

	For the six months ended June 30,
	2013	2012
Ownerships days	1,822	1,457
Available days	1,822	1,457
Operating days	1,754	1,453
Fleet utilization	96.3%	99.7%
Time charter equivalent rate (TCE)	$14,799	$18,342
Daily operating expenses	$9,144	$8,750

The following table reflects the calculation of our TCE for the periods presented.

	For the six months ended June 30,
	2013	2012
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues	$27,381	$27,387
Less: voyage expenses	(417)	(663)

Time charter equivalent revenues	$26,964	$26,724

Available days	1,822	1,457
Time charter equivalent (TCE) rate	$14,799	$18,342

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the container shipping industry; and

•	other factors affecting spot market charter rates for container vessels.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.

Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Currently, we do not incur port and canal charges and bunker expenses represent a relatively small portion of our vessels' overall expenses because our vessels are employed under time charters that require the charterer to bear all of those expenses.

We have paid commissions ranging from 0% to 4.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid to our previous fleet manager, Diana Shipping Services S.A., or DSS, a commission that was equal to 1% of our revenues, in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. Since March 1, 2013, we pay to our new fleet manager, Unitized Ocean Transport Limited, or UOT, our wholly-owned subsidiary, a commission equal to 2% of our revenues. However, these fees are eliminated from our consolidated financial statements as intercompany transactions and do not constitute part of our voyage expenses.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees and other miscellaneous expenses. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may cause these expenses to increase.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values, calculated at $200 to $350 per lightweight ton, depending on the vessels' age and market conditions. We believe that these assumptions are common in the containership industry.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, legal and professional expenses and other general vessel expenses. Prior to March 1, 2013 certain of our general and administrative expenses were provided for under our Administrative Services Agreement with DSS and the Broker Services Agreement between DSS and Diana Enterprises Inc. and since March 1, 2013, are provided for under our Administrative Services Agreement with UOT and the Broker Services Agreement between UOT and Diana Enterprises Inc. Since March 1, 2013, the administrative fees payable to UOT are eliminated in consolidation as intercompany transactions. We also incur general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Interest and Finance Costs

We incur interest and finance costs in connection with our vessels-specific debt. As at June 30, 2013, we had $92.7 million of outstanding indebtedness under our credit facility of up to $100.0 million with RBS. We expect to incur additional debt of up to $50.0 million under our loan agreement with Diana Shipping Inc.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we will not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Vessels are acquired either free of charter or with existing time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that may affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

See "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on February 20, 2013, for additional factors that may affect our business.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our unaudited interim consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the unaudited interim consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies when we acquire and operate vessels, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed on February 20, 2013.

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from charter agreements that we have entered into for our vessels and may enter into in the future. Charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Revenues are recorded when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue have not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue may also include the unamortized balance of liabilities associated with the time charters attached to the vessels acquired at values below their charter-free fair market values at the time of acquisition.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue is deferred since commissions are earned as revenues are earned.

Prepaid/Deferred Charter Revenue

The Company records identified assets or liabilities associated with the acquisition of a vessel at their relative fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. In determining the relative fair value, when the present value of the contractual cash flows of the time charter assumed is different than its current fair value, the difference, capped to the excess between the acquisition cost and the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue or as deferred revenue, respectively.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Vessel Cost

Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Depreciation

We have recorded the value of our vessels at their cost, which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage, less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated salvage value. Furthermore, we estimate the salvage values of our vessels to be $200 to $350 per light-weight ton depending on the vessels age and market conditions. A decrease in the useful life of a containership or in her salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings consisting of the actual costs incurred at the yard and parts used in the drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-lived Assets

We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions are having broad effects on participants in a wide variety of industries. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance, drydocking and special surveys, as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

Share Based Payment

According to Code 718 "Compensation – Stock Compensation" of the Accounting Standards Codification, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. We initially measure the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments unless observable market prices for the same or similar instruments are available. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Results of Operations

For the six months ended June 30, 2013 compared to the six months ended June 30, 2012

Net Income/(loss). Net loss for the six months ended June 30, 2013 amounted to $36.8 million, compared to net income of $4.1 million for the same period of 2012. This decrease is mainly attributable to an impairment loss of $32.6 million and a loss on sale of $4.3 million recorded during the six months ended June 30, 2013 for the vessels Madrid, Malacca and Merlion and also due to decreased average charter rates achieved in 2013 compared to 2012.

Time Charter Revenues. Time charter revenues, net of prepaid charter revenue amortization for the six months ended June 30, 2013, amounted to $27.4 million, unchanged from the same period of 2012. Time charter revenues increased after the addition of the Cap Domingo, Cap Doukato, Apl Sardonyx, Apl Spinel and Apl Garnet in February, March and November 2012 and of the Hanjin Malta in March 2013, but this increase was offset by the disposal of the vessels Madrid, Malacca and Merlion in the second quarter of 2013 and also by decreased average time charter rates achieved in 2013 compared with the same period of 2012.

Voyage Expenses. Voyage expenses for the six months ended June 30, 2013 were $0.4 million, compared to $0.7 million in the same period of 2012. Voyage expenses mainly include commissions on our gross charter hire paid to third party brokers and also included, up to February 28, 2013, commissions on our gross charter hire paid to our previous fleet manager, DSS. Effective March 1, 2013, UOT provides us with management services similar to those previously provided by DSS. The fees payable to UOT do not constitute part of our consolidated expenses because they are eliminated upon consolidation as intercompany transactions.

Vessel Operating Expenses. Vessel operating expenses for the period ended June 30, 2013 amounted to $16.7 million, compared to $12.7 million for the same period of 2012 and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, lubricants, insurances, repairs and maintenance and vessel-related taxes. The increase in operating expenses was due to the enlargement of the fleet and also due to increased crew costs, insurances and tax expenses.

Depreciation. Depreciation for the period ended June 30, 2013 amounted to $5.7 million, compared to $5.9 million in 2012 and mainly represents the depreciation expense of our containerships during the respective periods. The decrease in depreciation expense was due to the disposal of the vessels Madrid, Malacca and Merlion during the second quarter of 2013 and was partly offset by the depreciation of the vessels Apl Garnet and Hanjin Malta, delivered in November 2012 and March 2013, respectively.

Management Fees. Management fees amounted to $0.3 million, compared to $0.7 million in the same period of 2012, and represent the fees paid to our previous fleet manager, DSS, up to February 28, 2013.

General and Administrative Expenses. General and administrative expenses for the period ended June 30, 2013 amounted to $2.7 million, compared to $1.8 million for the same period in 2012. The increase was mainly attributable to the establishment of UOT to act as our fleet's manager effective March 1, 2013, and was partly offset by decreased company promotion expenses and compensation cost on restricted stock awards.

Impairment Losses. Impairment losses amounted to $32.6 million and represent non-cash impairment charges recorded during the first quarter of 2013 for the vessels Madrid, Malacca and Merlion. As of March 31, 2013, we have individually assessed for recoverability the carrying values of each of the fleet's vessels. This assessment concluded that the carrying values were not recoverable and we recognized as of March 31, 2013 an impairment loss for each one of the three vessels, being the difference between their carrying and fair values.

Loss on Vessels' Sale. In April and May 2013, we sold the vessels Madrid, Malacca and Merlion to unrelated parties for demolition. In May and June 2013, the vessels were delivered to their new owners. The aggregate loss from the sale of the three vessels, including direct sale and other charges associated with the disposal, amounted to $4.3 million and is separately reflected in the unaudited interim statements of operations.

Interest and Finance Costs. Interest and finance costs were $1.5 million for the period ended June 30, 2013, unchanged from the same period of 2012. In 2013 we had increased average debt outstanding compared to 2012, but this increase was offset by decreased interest rates and commitment and other loan-related fees.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Liquidity and Capital Resources

We have financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We may require capital to fund ongoing operations, additional vessel acquisitions and debt service.

During 2012, we drew down an aggregate amount of $92.7 million under our credit facility with RBS, which we utilized to acquire vessels. We also have $7.3 million available for drawdown under our credit facility with RBS and $50.0 million available for drawdown under our loan agreement with Diana Shipping Inc. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, amounted to $36.9 million at June 30, 2013 and $30.8 million at December 31, 2012. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Cash Flow

As at June 30, 2013, and December 31, 2012, cash and cash equivalents amounted to $38.0 million and $31.5 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the period ended June 30, 2013 and June 30, 2012 amounted to $15.6 million and $15.3 million, respectively. The increase was mainly attributable to the increase of revenues after the addition of the vessels Cap Domingo, Cap Doukato, Apl Sardonyx, Apl Spinel and Apl Garnet in February, March and November 2012 and of the Hanjin Malta in March 2013, which have partially counterbalanced by the disposal of the vessels Madrid, Malacca and Merlion in the second quarter of 2013 and the decreased average time charter rates achieved in 2013 compared with the respective period last year.

Net Cash Provided By/(Used in) Investing Activities

Net cash provided by investing activities in the six months ended June 30, 2013 was $3.8 million and consists of  $25.6 million that we received from the sale of the vessels Madrid, Malacca and Merlion during the period, $0.6 million that we received as insurance settlements, $13.6 million that we paid for the vessel Hanjin Malta acquired during the period, $8.5 million paid for the respective time charter agreement attached to the memorandum of agreement and $0.4 million paid for property and equipment additions.

Net cash used in investing activities in the six months ended June 30, 2012 was $119.9 million and includes $90.4 million paid for the acquisition of the vessels Cap Domingo, Cap Doukato, Apl Spinel and Apl Sardonyx and $29.5 million paid for the respective time charter agreements attached to the memoranda of agreement.

Net Cash Provided by/(Used In) Financing Activities

Net cash used in financing activities in the six months ended June 30, 2013 was $12.9 million and consists of $6.5 million of net proceeds received from the at-the-market offering of shares of common stock and $19.4 million of cash dividends paid to investors.

Net cash provided by financing activities in the six months ended June 30, 2012 was $74.2 million and consists of $92.7 million of loan proceeds received under our loan agreement with RBS, $9.2 million of cash dividends paid to investors and $9.3 million of compensating cash required under our credit facility.

Credit Facility

The Royal Bank of Scotland plc.: On December 16, 2011, we entered into a revolving credit facility with the Royal Bank of Scotland plc, where the lenders have agreed to make available to the Borrower a revolving credit facility of up to $100.0 million, in order to refinance part of the acquisition cost of vessels Sagitta and Centaurus, and finance part of the acquisition cost of additional containerships ("Additional Ships").

The maximum amount available for drawing (the "Available Facility Limit") is subject to limits relating to the market value of the vessels Sagitta and Centaurus and the market value or contract price and the age of the Additional Ships ("Vessel Limits") combined with limits relating with the average age of all the vessels under mortgage. The facility will be available for five years after the first availability date, January 17, 2012, with the Available Facility Limit assessed at each draw down date and on a yearly basis, as well as at the date on which the age of any Additional Ship exceeds 20 years.  In the event that the amounts outstanding at that time exceed the revised Available Facility Limit, the Company shall repay such part of the Loan that exceeds the Available Facility Limit.

The credit facility bears interest at Libor plus a margin of 2.75% and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings  and minimum security hull value varying from 125% to 140% of the outstanding loan depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, a consolidated net debt of not more than 60% of market adjusted assets, EBITDA to Interest of not less than 3:1, minimum cash of 10% of the drawings under the revolving facility but not less than $5.0 million and a forward looking operating cash flow to forward looking interest costs of not less than 1.2:1.

As at June 30, 2013 and December 31, 2012, we had $92.7 million of debt outstanding under our credit facility.

Loan from a related party

On May 20, 2013, we entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and is available for drawdown in up to five tranches, until November 20, 2013. The loan will bear interest at a rate of Libor plus a margin of 5.0% per annum and a fee of 1.25% per annum on any amounts repaid upon any repayment or voluntary prepayments dates. The loan matures on the fourth anniversary of the first drawdown date. As at June 30, 2013, and the date of this document, no amount was drawn under the loan agreement.

As at June 30, 2013 and the date of this document, we have not used any derivative instruments for hedging purposes or other purposes.

Capital Expenditures

Our future capital expenditures relate to the purchase of containerships and vessel upgrades. We expect to fund future vessel acquisitions with cash on hand, proceeds from our new loan agreement with Diana Shipping Inc. and offering proceeds.

We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

During the period ended June 30, 2013 and up to the date of this document, we sold in an at-the-market offering through Deutsche Bank Securities, as sales agent, an aggregate of 1,565,724 common shares at a weighted average sales price of $5.21, in connection with which we paid a total of $0.2 million of commissions to the sales agent and received total net proceeds of $8.0 million.

On July 22, 2013, we entered into a supplemental loan agreement with the Royal Bank of Scotland plc, in relation with its consent to the loan agreement between us and Diana Shipping Inc., to amend certain terms of the existing loan agreement. The supplemental agreement provides for an increased margin of 3.10%, effective June 1, 2013, changes in the definition of tangible assets in the calculation of financial covenants, as well as for security interest on the minimum cash held by the borrower in favour of the lenders. The agreement also restricts any security interest over the Company's assets in favour of Diana Shipping Inc.

On July 29, 2013, we declared a cash dividend on our common shares of $0.15 per share, payable on or around September 3, 2013 to stockholders of record as of August 14, 2013.

DIANA CONTAINERSHIPS INC.

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at June 30, 2013 (unaudited) and December 31, 2012
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2013	December 31, 2012
CURRENT ASSETS:
Cash and cash equivalents	$37,962	$31,526
Accounts receivable, trade	314	215
Due from related parties (Note 2)	121	-
Inventories	2,127	3,206
Prepaid expenses and other assets	1,681	1,965
Total current assets	42,205	36,912

FIXED ASSETS:
Vessels (Note 3)	221,667	280,812
Accumulated depreciation (Note 3)	(15,317)	(19,867)
Vessels' net book value	206,350	260,945

Property and equipment, net	359	-
Total fixed assets	206,709	260,945

Compensating cash balance (Note 5)	9,270	9,270
Prepaid charter revenue (Note 4)	28,747	29,918
Total assets	$286,931	$337,045

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable, trade and other	$2,188	$2,672
Due to related parties (Note 2)	169	657
Accrued liabilities	1,623	1,517
Deferred revenue, current (Note 6)	1,334	1,264
Total current liabilities	5,314	6,110

Long-term debt, net of unamortized deferred financing costs (Note 5)	92,003	91,906
Deferred revenue, non-current (Note 6)	221	271
Other liabilities, non-current	70	-
Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 33,478,458 and 32,191,964 issued and outstanding as at June 30, 2013 and December 31, 2012, respectively	334	322
Additional paid-in capital (Note 8)	270,381	263,537
Accumulated deficit	(81,392)	(25,101)
Total stockholders' equity	189,323	238,758
Total liabilities and stockholders' equity	$286,931	$337,045

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2013 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2012
REVENUES:
Time charter revenues, net of prepaid charter revenue amortization (Note 4)	$27,381	$27,387

EXPENSES:
Voyage expenses (Note 2)	417	663
Vessel operating expenses	16,660	12,749
Depreciation	5,706	5,896
Management fees (Note 2)	305	721
General and administrative expenses (Note 2)	2,669	1,835
Impairment losses (Note 3)	32,626	-
Loss on vessels' sale (Note 3)	4,271	-
Foreign currency losses / (gains)	61	(65)
Operating income / (loss)	$(35,334)	$5,588

OTHER INCOME/(EXPENSES)
Interest and finance costs (Note 5)	$(1,543)	$(1,515)
Interest income	33	34
Total other expenses, net	$(1,510)	$(1,481)

Net income / (loss)	$(36,844)	$4,107

Earnings / (loss) per common share, basic and diluted (Note 9)	$(1.14)	$0.18

Weighted average number of common shares, basic and diluted (Note 9)	32,273,274	22,947,082

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)
For the six months ended June 30, 2013 and 2012
(Expressed in thousands of U.S. Dollars)

	2013	2012

Net income / (loss)	$(36,844)	$4,107

Comprehensive income / (loss)	$(36,844)	$4,107

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six months ended June 30, 2013 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional
	# of	Par	Paid-in	Accumulated
	Shares	Value	Capital	Deficit	Total
Balance, December 31, 2011	23,076,161	$231	$208,827	$(2,525)	$206,533
- Net income	-	-	-	4,107	4,107
- Compensation cost on restricted stock (Note 8)	-		447	-	447
- Dividends declared and paid (at $0.15 and $0.25 per share) (Note 9)	-	-	-	(9,231)	(9,231)
BALANCE, June 30, 2012	23,076,161	$231	$209,274	$(7,649)	$201,856

Balance, December 31, 2012	32,191,964	$322	$263,537	$(25,101)	$238,758
- Net loss	-	-	-	(36,844)	(36,844)
- Issuance of common stock, net of issuance costs(Note 8)	1,286,494	12	6,522	-	6,534
- Compensation cost on restricted stock (Note 8)	-	-	322	-	322
- Dividends declared and paid (at $0.30 and $0.30 per share) (Note 9)	-	-	-	(19,447)	(19,447)
BALANCE, June 30, 2013	33,478,458	$334	$270,381	$(81,392)	$189,323

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2013 and 2012
(Expressed in thousands of U.S. Dollars)

	2013	2012
Cash Flows provided by Operating Activities:
Net income / (loss)	$(36,844)	$4,107
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	5,706	5,896
Amortization of deferred financing costs	97	98
Amortization of deferred revenue (Note 6)	(50)	(46)
Amortization of prepaid charter revenue (Note 4)	9,710	4,926
Impairment losses (Note 3)	32,626	-
Loss on vessels' sale	4,271	-
Compensation cost on restricted stock awards (Note 8)	322	447
(Increase) / Decrease in:
Accounts receivable, trade	(99)	10
Due from related parties	(121)	-
Inventories	1,079	(1,063)
Prepaid expenses and other assets	(376)	(478)
Increase / (Decrease) in:
Accounts payable, trade and other	(484)	800
Due to related parties	(488)	49
Accrued liabilities	106	149
Deferred revenue	70	420
Other liabilities	70	-
Net Cash provided by Operating Activities	$15,595	$15,315

Cash Flows used in Investing Activities:
Vessel acquisitions, improvements and other vessel costs (Note 3)	(13,607)	(90,373)
Proceeds from sale of vessels, net of expenses	25,638	-
Acquisition of time charter (Note 4)	(8,500)	(29,500)
Property and equipment additions	(398)	-
Insurance settlements	621	-
Net Cash provided by / (used in) Investing Activities	$3,754	$(119,873)

Cash Flows provided by Financing Activities:
Proceeds from long term debt (Note 5)	-	92,700
Issuance of common stock, net of issuance costs	6,534	-
Cash dividends (Note 9)	(19,447)	(9,231)
Changes in compensating cash balances	-	(9,270)
Net Cash provided by / (used in) Financing Activities	$(12,913)	$74,199

Net increase / (decrease) in cash and cash equivalents	$6,436	$(30,359)
Cash and cash equivalents at beginning of period	$31,526	$41,354
Cash and cash equivalents at end of period	$37,962	$10,995

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments, net of amounts capitalized	$1,408	$1,113

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

1.   General Information

The accompanying unaudited interim consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2012 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 20, 2013 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013. A discussion of the Company's significant accounting policies can be found in the audited consolidated financial statements for the fiscal year ended December 31, 2012, as filed on Form 20-F on February 20, 2013.

The consolidated balance sheet as of December 31, 2012 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the seaborne transportation industry through the ownership and operation of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Sagitta", which was built and delivered on June 29, 2010.

(b)	Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus", which was built and delivered on July 9, 2010.

(c)	Lemongina Inc. ("Lemongina"),owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Garnet" (built in 1995), which was acquired on November 19, 2012.

(d)
Ralik Shipping Company Inc. ("Ralik"), owner of the Marshall Islands flag, 4,206 TEU capacity container vessel, "Maersk Madrid"(built in 1989), which was acquired on June 14, 2011 and sold on April 16, 2013 (Note 3).

(e)
Mili Shipping Company Inc. ("Mili"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Malacca" (built in 1990), which was acquired on June 22, 2011 and sold on May 1, 2013 (Note 3).

(f)
Ebon Shipping Company Inc. ("Ebon"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Merlion" (built in 1990), which was acquired on June 17, 2011 and sold on May 17, 2013 (Note 3).

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

(g)	Mejit Shipping Company Inc. ("Mejit"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Sardonyx" (built in 1995), which was acquired on February 17, 2012.

(h)	Micronesia Shipping Company Inc. ("Micronesia"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Spinel" (built in 1996), which was acquired on March 1, 2012.

(i)
Rongerik Shipping Company Inc. ("Rongerik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap San Marco" (built in 2001), which was acquired on February 6, 2012. In August 2012, the vessel was renamed to "Cap Domingo".

(j)
Utirik Shipping Company Inc. ("Utirik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap San Raphael" (built in 2002), which was acquired on February 6, 2012. In September 2012, the vessel was renamed to "Cap Doukato".

(k)	Nauru Shipping Company Inc. ("Nauru"), owner of the Marshall Islands flag, 4,024 TEU capacity container vessel, "Hanjin Malta" (built in 1993), which was acquired on March 15, 2013 (Note 3).

(l)
Eluk Shipping Company Inc. ("Eluk"), was established for the purpose of acquiring container vessels. In May 2013, Eluk entered into a loan agreement with Diana Shipping Inc., discussed in Note 2. As at June 30, 2013, Eluk did not own any vessel.

(m)
Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. Pursuant to the management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel, a technical management fee of $15 per vessel per month for employed vessels and will receive $8 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10. Since March 1, 2013 the management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions.  Similar fees for the period January 1, 2013 to February 28, 2013 were payable to Diana Shipping Services S.A. and are reflected in Management fees and in Voyage expenses in the accompanying unaudited interim consolidated statements of operations (Note 2).

During the six months ended June 30, 2013 and 2012, charterers that accounted for more than 10% of the Company's revenues were as follows:

Charterer	2013	2012
A	29%	49%
B	23%	21%
C	-	11%
D	-	19%
E	38%	-

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

2. Transactions with Related Parties

(a)      Diana Shipping Services S.A. ("DSS"): DSS, a wholly owned subsidiary of Diana Shipping Inc., one of the  Company's major shareholders, was acting as the Company's Manager up to March 1, 2013 and provided  (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc., a related party controlled by the Company's Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,040 until the completion of the public offering on June 15, 2011 and $1,300 thereafter; (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company paid a commission of 1% of the gross charterhire or freight earned by each vessel and a technical management fee of $15 per vessel per month for employed vessels and $20 per vessel per month for laid-up vessels.  On March 1, 2013, and in relation with the appointment of UOT to act as Manager (Note 1), the agreements with DSS were terminated.

For the six months ended June 30, 2013 and 2012, DSS charged the Company the following amounts for (i) management fees and commissions under the Vessel Management Agreements, (ii) administrative fees under the Administrative Services Agreement and (iii) brokerage fees attributable to Diana Enterprises Inc. under the Broker Services Agreement between DSS and Diana Enterprises Inc.:

	2013	2012
Management fees, including capitalized fees	$305	$804
Commissions	127	323
Administrative fees	20	60
Brokerage fees	217	650

Management fees for the six months ended June 30, 2013, are separately presented in Management fees in the accompanying unaudited interim consolidated statements of operations. For the six months ended June 30, 2012, part of the management fees, amounting to $721, is presented in Management fees in the accompanying unaudited interim consolidated statements of operations and the other part, amounting to $83, is included in Vessels in the accompanying consolidated balance sheets. Commissions are included in Voyage expenses and administrative and brokerage fees are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations.

As at June 30, 2013 an amount of $119 was due from DSS and is included in Due from related parties in the accompanying consolidated balance sheets. As at December 31, 2012, an amount of $612 was due to DSS and is included in Due to related parties in the accompanying consolidated balance sheets.

(b)      Diana Enterprises Inc. ("Diana Enterprises"): Following the termination agreement for brokerage services that were provided to the Company through DSS on March 1, 2013 (see (a) above), Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $121. The agreement has a term of thirteen months and the fees are payable quarterly in advance, effective April 1, 2013.

For the six months ended June 30, 2013 and 2012, total brokerage fees, including those charged by DSS until February 28, 2013 (see (a) above), amounted to $700 and $650, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2013 and December 31, 2012, an amount of $2 and $0, respectively, was due from Diana Enterprises and is included in Due from related parties in the accompanying consolidated balance sheet.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

(c)      Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for the six months ended June 30, 2013 and 2012, were $445 and $0, respectively and are included in Vessels and other vessels' costs, in Operating expenses and in General and administrative expenses in the accompanying unaudited interim consolidated financial statements. As at June 30, 2013 and December 31, 2012, an amount of $114 and $0, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheet.

(d)      Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its newly-established subsidiary Eluk, entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and is available for drawdown in up to five tranches, until November 20, 2013. The loan will bear interest at a rate of Libor plus a margin of 5.0% per annum and a fee of 1.25% per annum on any amounts repaid upon any repayment or voluntary prepayments dates. The loan matures on the fourth anniversary of the first drawdown date. As at June 30, 2013, no amount was drawn under the loan agreement.

3.   Vessels

On February 19, 2013, the Company, through its newly-established subsidiary Nauru, entered into a memorandum of agreement with a third party company to acquire the container vessel "Hanjin Malta" for the purchase price of $22,000. The vessel was acquired with time charter attached (Note 4) and was delivered to the Company on March 15, 2013.

As at March 31, 2013, the Company has individually assessed for recoverability the carrying values of each of the fleet's vessels. In performing its assessment for the vessels "Maersk Madrid", "Maersk Merlion" and "Maersk Malacca", and taking into account the vessels' age and the current market conditions, the Company calculated weighted undiscounted future cash flows under different scenarios, including that the vessels would be sold immediately after the termination of their employment in May 2013. This assessment concluded that the carrying values were not recoverable and the Company has recognized as of March 31, 2013 an impairment loss for each one of the three vessels, being the difference between their carrying and fair values. The fair values of the vessels as at March 31, 2013 were determined through Level 3 inputs of the fair value hierarchy as determined by management, making use of available market data relating to the vessels and similar vessels and management assumptions for the sale price of these vessels. The aggregate impairment loss recognized was $32,626 and is separately reflected in the accompanying unaudited interim statements of operations.

In April and May 2013, the Company sold the vessels "Maersk Madrid", "Maersk Merlion" and "Maersk Malacca" to unrelated parties for demolition, for the aggregate sale price of $28,134, net of address commissions. At the dates at which the three Memoranda of Agreement were signed, the Company classified the vessels as "held for sale" and their aggregate net book value on those dates amounted to $29,907. In May and June 2013, the vessels were delivered to their new owners. The aggregate loss from the sale of the three vessels, including direct to sale expenses, amounted to $4,271, and is separately reflected in the accompanying unaudited interim statements of operations.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$280,812	$(19,867)	$260,945
- Acquisitions and other vessels' costs (Note 4)	$13,607	-	13,607
- Vessels' disposals	(40,126)	10,219	(29,907)
- Depreciation for the period	-	(5,669)	(5,669)
- Impairment charge	(32,626)	-	(32,626)
Balance, June 30, 2013	$221,667	$(15,317)	$206,350

As at June 30, 2013, acquisitions and other vessel's costs include capitalized costs of $107.

As at June 30, 2013, certain of the Company's vessels, having a total carrying value of $175,851, were provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 5.

As at June 30, 2013, all vessels were operating under time charter agreements.

4.   Prepaid Charter Revenue

The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets as of June 30, 2013 and December 31, 2012 comprise (a) the unamortized balance of an asset associated with the vessels "Cap Domingo", "Cap Doukato", "APL Sardonyx", "APL Spinel", "APL Garnet" and "Hanjin Malta", which were acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements, and (b) a deferred asset resulting from the charter agreements of the vessels "Cap Domingo" and "Cap Doukato" providing for varying charter rates over their term, for which revenue is recognized on a straight-line basis at their average rates.

As at June 30, 2013, and December 31, 2012 the balance of the account was analyzed as follows:

Description	June 30, 2013	December 31, 2012
Prepaid charter revenue	$28,586	$29,796
Deferred asset from varying charter rates	161	122
Total	$28,747	$29,918

In March 2013, the vessel "Hanjin Malta" was delivered to the Company (Note 3) and was chartered back to her sellers. As a result, an asset of $8,500 was recognized as prepaid charter revenue, in addition to the asset of $42,000 recognized in 2012 for the vessels "Cap Domingo", "Cap Doukato", "APL Sardonyx", "APL Spinel" and "APL Garnet".  As of June 30, 2013 and December 31, 2012 the balance of the respective asset, net of accumulated amortization of $21,914 and $12,204, was $28,586 and $29,796, respectively. The amortization to revenues for the six months ended June 30, 2013 and 2012 was $9,710 and $4,926, respectively, and is included in Time charter revenues, net of prepaid charter revenue amortization in the accompanying unaudited interim consolidated statements of operations.

The expected aggregate amortization of the prepaid charter revenue from vessel acquisitions with time-charter attached for each of the succeeding years is as follows:

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

Period	Amount
Year 1	$16,431
Year 2	$9,418
Year 3	$2,737

5.   Long-Term Debt

The amounts of long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2013	December 31, 2012
Royal Bank of Scotland - Revolving credit facility	$92,700	$92,700
Less related deferred financing costs	(697)	(794)
Total	$92,003	$91,906

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). During 2012, an amount of $92,700 was drawn down under the credit facility, leaving an unused amount at June 30, 2013 of $7,300. The Company pays commitment commissions of 0.99% on the available commitment.

The facility will be available for five years with the maximum available amount (the "Available Facility Limit") reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date in which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit. Based on the age of the currently financed vessels the full amount of the facility will be repaid at the end of its availability period on January 17, 2017.

The credit facility bears interest at Libor plus a margin of 2.75% and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security hull value depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, and requires minimum cash of 10% of the drawings under the revolving facility, but not less than $5,000, to be held by the borrower. Furthermore, the financial covenants require that the Company maintains minimum ratios of consolidated net debt to market adjusted assets, EBITDA to interest costs and forward looking operating cash flows to forward looking interest costs. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

During the six months ended June 30, 2013, the Company obtained Lender's consent for the change of the vessels' Manager from DSS to UOT, as well as for entering into a new loan agreement with DSI in May 2013 (Note 2).

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

On July 22, 2013, and in relation with lenders' consent to the loan agreement between the Company and Diana Shipping Inc., the Company entered into a supplemental loan agreement with the Royal Bank of Scotland plc, to amend certain terms of the existing loan agreement (Note 11).

During the six months ended June 30, 2013 and 2012, total interest incurred on long-term debt, amounted to $1,403 and $1,241, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. Commitment fees incurred during the six months ended June 30, 2013 and 2012 amounted to $36 and $113, respectively, and are also included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.

6.	Deferred revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of June 30, 2013 and December 31, 2012 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long term contracts with them. Deferred revenue under (b) above is amortized to Operating expenses according to the terms of the respective contracts. For the six months ended June 30, 2013 and 2012, amortization of the deferred revenue from free lubricants amounted to $50 and $46 respectively.

	June 30, 2013	December 31, 2012
Hires collected in advance	$1,227	$1,157
Deferred revenue from lubricants	328	378
Total	$1,555	$1,535
Less current portion	$(1,334)	$(1,264)
Non-current portion	$221	$271

7.	Commitments and Contingencies

(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy year.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

(b) As at June 30, 2013, the minimum contractual annual charter revenues, net of related commissions, to be generated from the existing non-cancelable time charter contracts until their expiration, are estimated at $47,733 until June 30, 2014, $27,264 until June 30, 2015 and at $8,284 until June 30, 2016.

8.   Changes in Capital Accounts

(a) Compensation cost on restricted common stock: During the six months ended June 30, 2013 and 2012, compensation cost on restricted stock amounted to $322 and $447, respectively, and is included in General and administrative expenses. At June 30, 2013 and December 31, 2012, the total unrecognized compensation cost relating to restricted share awards was $94 and $416, respectively. At June 30, 2013, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.96 years.

During the six months ended June 30, 2013 and the year ended December 31, 2012, the movement of restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2011	146,662	$12.95
Granted	-	-
Vested	(66,664)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2012	79,998	$12.50
Granted	-	-
Vested	(66,664)	13.50
Forfeited or expired	-	-
Outstanding at June 30, 2013	13,334	$7.50

(b) ATM offering: On May 21, 2013, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $40.0 million in gross proceeds of its common stock under an at-the market offering. As of June 30, 2013, an amount of 1,286,494 shares of the Company's common stock with par value $0.01 were issued. The net proceeds, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $6,534.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of US Dollars – except for share and per share data)

9.	Earnings / (loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 13,334 as at June 30, 2013 and 79,998 as at June 30, 2012, received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the six months ended June 30, 2013 and 2012 amounted to $19,447 and $9,231, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share the weighted average number of diluted shares outstanding includes the incremental shares assumed issued determined in accordance with the antidilution sequencing provisions of ASC 260. For the period ended June 30, 2013, and on the basis that the Company incurred losses, the effect of the incremental shares would have been anti-dilutive and therefore basic and diluted losses per share are the same amount. For the six months ended June 30, 2012, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provisions of ASC 260, was antidilutive.

	2013		2012
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS
Net income / (loss)	$(36,844)	$(36,844)	$4,107	$4,107
Less distributed earnings allocated to restricted shares	-	-	(14)	-
Net income / (loss) available to common stockholders	(36,844)	(36,844)	4,093	4,107

Weighted average number of common shares, basic and diluted	32,273,274	32,273,274	22,947,082	22,947,082

Earnings / (loss) per common share, basic and diluted	$(1.14)	$(1.14)	$0.18	$0.18

10.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan and compensating cash balances, bearing interest at variable interest rates, approximate their recorded values as at June 30, 2013.

11. Subsequent Events

(a) ATM transactions: Subsequent to June 30, 2013, the Company sold 279,230 shares of common stock pursuant to the Company's ATM program discussed in Note 8 above, and the net proceeds received amounted to$1,348.

(b) Supplemental Agreement with RBS: On July 22, 2013, the Company entered into a supplemental loan agreement with the Royal Bank of Scotland plc, in relation with its consent to the loan agreement between the Company and Diana Shipping Inc., to amend certain terms of the existing loan agreement. The supplemental agreement provides for an increased margin of 3.10%, effective June 1, 2013, changes in the definition of tangible assets in the calculation of financial covenants, as well as for security interest on the minimum cash held by the borrower in favour of the lenders. The agreement also restricts any security interest over the Company's assets in favour of Diana Shipping Inc.

(c) Declaration of dividends: On July 29, 2013, the Company declared dividends amounting to $0.15 per share, payable on or around September 3, 2013 to stockholders of record as of August 14, 2013.